Seachange International, Inc.

500 Totten Pond Road

Waltham, MA 02451

(978) 897-0100

February 11, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Beverly Singleton

Re:	Seachange International, Inc.
Registration Statement on Form S-1
Filed February 5, 2201
File No. 333-252777

Ladies and Gentlemen:

On February 10, 2021, Seachange International, Inc. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 9:00 a.m. Eastern Daylight Time, February 12, 2021, or as soon as practicable thereafter.

The Company hereby WITHDRAWS that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company and the representative of the underwriters submit new requests for acceleration at a time to be determined.

Very truly yours,
SEACHANGE INTERNATIONAL, INC.

By:	/s/ Michael Prinn
Michael Prinn
Chief Financial Officer